SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SIGNS AGREEMENTS WITH BELGIAN PILOT & CABIN CREW UNIONS CNE-CSC & LBC-NVK

Ryanair today (25 Oct) announced that it has signed Collective Labour Agreements (CLAs) with the Belgian unions CNE-CSC and LBC-NVK to cover all of Ryanair's directly employed pilots and cabin crew in Belgium. Belgian Labour Law will apply to all Ryanair pilots and cabin crew in Belgium no later than 31st January 2019.

This follows similar agreements signed over the past week with pilot unions SEPLA in Spain, SPAC in Portugal and BALPA in the UK, covering all of Ryanair's directly employed Spanish, Portuguese and UK Pilots.

Ryanair's Chief People Officer, Eddie Wilson said:

"We are pleased to have signed this latest CLA covering all of our directly employed pilots and cabin crew in Belgium. These signed union agreements in Belgium, Spain, Portugal and the UK again demonstrate the considerable progress we're making in concluding union agreements with our people in our major EU markets.

We expect that these new agreements will encourage the cabin crew unions in both Spain and Portugal to remove competitor airline employees (who have been blocking progress) and to quickly conclude cabin crew agreements in those two countries, as that's what our Portuguese and Spanish cabin crew are now demanding."

ENDS

For further information
please contact:                        Robin Kiely                                         Piaras Kelly
                                                 Ryanair DAC                                      Edelman Ireland
    Tel: +353-1-9451949                          Tel: +353-1-678933
    press@ryanair.com                             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 October, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary